Exhibit (a)(24)
14 January 2010
Cadbury Announces Outstanding 2009†
Delivers strong revenue growth and outstanding margin
improvement, well ahead of expectations
Highlights
•	Full year base business revenue up 5%; second half growth of 6%
o	Good growth across all three categories in mixed trading conditions; Chocolate up 7%, Gum up 2% and Candy up 5%
o	Emerging market growth, up 9% overall, had an improving trend throughout the year
o	Many developed markets improved towards the end of the year, delivering growth of 2% for the year as a whole; US and Canada up 9% in second half

o	Full year revenue up 11% on an actual currency basis
•	Full year underlying operating margin growth of 160 bps on an actual currency basis*
o	Operating margin improved in all business units, reflecting the benefits of our Vision into Action business plan
o	Gross margin improved by 25 bps, reflecting significant mix benefits
o	Savings from Vision into Action plan reduced SG&A costs as a percentage of revenue by 65 bps and distribution and warehousing costs by 20 bps
o	On an absolute basis, marketing investment was unchanged compared to 2008; as a result, marketing as a percentage of revenue was 10.3%, 50 bps lower than in 2008, reflecting the benefits of media deflation
•	Board is planning for a 10% increase in full year dividend to 18.0p
•	Vision into Action business plan well on track to deliver its goals; expect to make continued progress to achieve our targets of good mid-teens margin by 2011 and 16-18% margin by 2013
Todd Stitzer, Cadbury’s CEO said: “Our performance in 2009 was outstanding. We generated good revenue growth despite the weakest economic conditions in 80 years. At the same time, our Vision into Action plan drove a 160 basis point improvement in margin to 13.5%*, on an actual currency basis, delivering over 70% of our original target in half the time.”
“Looking forward to 2010, we are targeting revenue growth within our 5-7% goal range, led by new product innovations across our categories and supported by incremental investment in marketing. We expect benefits from our restructuring and reconfiguration actions in 2010 to drive continued progress to achieve our targets of good mid-teens margin by 2011 and 16-18% margin by 2013.”
Except where stated, all percentages and comments on movements in revenue and margins relate to the group’s continuing operations, are calculated using constant currency and exclude the impact of acquisitions and disposals.

Underlying operating margin is calculated as underlying profit from operations as a percentage of revenue. Base business is stated at constant currency and before acquisitions and disposals.

*	This statement includes a profit estimate based on the results included in the unaudited management accounts for the twelve months ended 31 December 2009. This statement is a profit estimate for the purpose of Rule 28 of the City Code. As such, it is a requirement that this statement be reported on by Cadbury’s reporting accountants and financial advisers in accordance with Rule 28 of the City Code. The bases and assumptions behind the reports of the reporting accountant and financial advisers are set out in Appendix 2 of the updated Response Document. The reporting accountant and financial advisers have given and not withdrawn their consent to publication.

†	Neither this press release nor the updated Response Document constitutes or includes the Company’s preliminary statement of annual results (for the purposes of the Listing Rules made by the UK Listing Authority) or statutory accounts for the financial year ended 31 December 2009.

For Further Information:

Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson, Michelle Rees and Basak Kotler

Media Enquiries
Cadbury	+44 1895 615011
Trevor Datson
Finsbury	+44 20 7251 3801
Rollo Head
Finsbury US	+1 212 303 7600
Andy Merrill and Jeremy Fielding
Teleconference Call:
A conference call, hosted by Roger Carr, Chairman, Todd Stitzer, Chief Executive Officer, and Andrew Bonfield, Chief Financial Officer, will take place today (14 January 2010) at 17:00 providing an opportunity to discuss our Full Year performance.

	Teleconference	Replay
17:00 GMT (18:00 CET, 12:00 ET)	+44 (0) 20 8609 0581	+44 (0) 20 8609 0289
UK and Europe	0800 358 1448	0800 358 2189
USA	+1 703 865 2823	+1 866 676 5865
Replay Access Number:	279790#	279790#
Podcasts and transcripts of the conference calls will be available afterwards at www.cadburyinvestors.com.
High resolution images to accompany this announcement are available for the media to view and download free of charge from www.cadbury.com/media/imagelibrary.

2009 PERFORMANCE REVIEW
CONTINUING OPERATIONS

				Base	Acq /
£m	2007		2008	Business	Disp’ls	FX	2009

Revenue	4,699		5,384	260	(9)	340	5,975
- year-on-year change				+5%			+11%
Underlying Profit from Operations	473		638	120	1	49	808	*
- year-on-year change				+19%			+27	%*
Underlying Operating Margin	10.1	%#	11.9%	+155bps*		+5 bps	13.5	%*

#	Excludes divestment of Australia Beverages, an action within Vision into Action which improved 2007 margins by 30 basis points from 9.8% to 10.1%
Cadbury delivered a strong performance in 2009 with good growth in revenue, up 5%, a significant increase in underlying profit, up 19%, and excellent growth in margin, up 155 basis points* (bps). In addition, exchange rate movements increased revenue and underlying operating profit, adding 5 bps to underlying operating margin, making the total improvement 160 bps* on an actual currency basis.
As expected, base business revenue growth of 5% was around the middle of our 4% — 6% goal range. Revenue momentum improved significantly after a slow start to the year. Following 2% growth in the first quarter, revenue in the second, third and fourth quarters grew on average by 6%.
Based on initial analysis on 2009 figures, the contribution to revenue of price realisation and mix benefits is expected to be strong, driven by price increases to recover input cost inflation and the impact of product innovations to improve mix. Volumes overall are expected to have improved towards the end of the year.
Revenue Performance by Category
Throughout the year, there was good demand for chocolate and bagged candies, the expected beneficiaries of a stay-at-home culture. At the same time, despite a softer start to the year, the more functional or ‘activity’ related products, for example medicated candies and gum, started to deliver positive growth from the end of the second quarter.
•	Chocolate (46% of revenue in 2009) delivered revenue growth of 7%, reflecting strong performances in the UK, India and South Africa. India and South Africa benefited from continued investment behind affordable products, supporting chocolate growth in emerging markets of 11%. Australia delivered progressively good growth, benefiting from the relaunch of the core Cadbury Dairy Milk (CDM) brand in the second quarter of the year. Similarly, our business in Poland benefited from the relaunch of Wedel in the second half, leveraging the experience of the UK relaunch of CDM in 2008.
•	Gum (33%) revenue growth improved strongly in the second half (up 5%) more than compensating for the weak first quarter. As a result, Gum was up 2% for the year as a whole. Despite weak market conditions overall, our businesses improved market share in nearly all key markets, including the US where the launch of Trident Layers in the second half re-established strong growth momentum in the category.
•	Candy (21%) revenues grew 5% for the year as a whole reflecting strong second half growth of 9% with significantly improved performances from Halls, Eclairs and other mainstream candy brands. Halls benefited from product innovation and a good start to the cold and flu season. Innovation drove strong growth in other focus brands, including Eclairs (up 29%) and The Natural Confectionery Co (up 24%).

Revenue Performance by Market
Our performance by market reflected some strong local market share performances, despite weak economic conditions in many developed markets, as well as the different mix between chocolate, gum and candy. Overall, based on the markets for which we have recent share data available, which represent 90% of our revenue, market share progress has been very good. Cadbury has gained or held share in markets that generate over 70% of our revenue.
•	In emerging markets (38% of revenue in 2009), revenue growth was again very strong for the year as a whole, up 9% (up 7% in the first half and up 10% in the second half), led by strong performances in India, the Middle East and Africa and South America. While trading in European emerging markets was challenging, Russia and Turkey improved toward the end of the period, and both countries delivered growth for the year.
•	In developed markets (62%), revenue grew 2% with an improved second half (up 3%) offsetting the slow start to the year. The impact of weak market conditions in developed Europe was mitigated by strong growth in the UK and significantly improved performances in the US and Canada.
Profit Performance
Full year gross margins increased 25 bps to 46.8%. On a constant currency basis, marketing spend finished around the same level as in 2008 in absolute terms and around 50 bps lower, at 10.3% of revenue, driven by the benefit of significant media deflation compared to 2008.
Sales, General & Administration (SG&A) costs were 65 bps lower overall, reflecting the benefits of our Vision into Action business plan and specifically, the elimination of the regional structure. Further efficiencies in Distribution and Warehousing contributed 20 bps to the result.
As a result, underlying operating margin was 155 bps higher than that achieved in 2008 on a constant currency basis and 160 bps higher on an actual currency basis*.
A more detailed review of performance by business unit is included later in the release.
Dividends
The Board is planning to recommend a total dividend for the year of 18.0p made up of the interim dividend of 5.7p (2008: 5.3p) and a final dividend of 12.3p (2008: 11.1p). The full year dividend will represent an increase of 10% over 2008 and should be around the top end of our stated long-term payout target of between 40% and 50% of underlying earnings. Further details on the dividend will be included in Cadbury’s statement of audited results which will be made available in due course.
Net Debt
Net debt is expected to decrease from £1.9bn at the end of 2008 to around £1.4bn at the end of 2009, reflecting the strong operating performance of the business and the net proceeds of the Australia Beverages disposal, completed in April 2009.
Vision into Action Update
In June 2007, we set out our Vision into Action business plan. This focuses resources and projects around three key priorities — growth, efficiency and capability — with the objective of simultaneously delivering strong revenue growth within our goal range whilst significantly improving our operating margins from around 10% to mid-teens by 2011.
During 2009, the core elements of our “fewer, faster, bigger, better” growth priority and investment in strengthened commercial capabilities delivered strong revenue growth, despite weak economic conditions, and strengthened our pipeline of product innovation which will benefit 2010 onwards.
Major developments in the year included agreements for Cadbury Dairy Milk to gain Fairtrade certification in Britain and Ireland, Canada, Australia and New Zealand. This is the first major chocolate brand to gain Fairtrade certification and the Fairtrade mark will now be carried by over 350 million bars of Dairy Milk annually. Focused on building consumer relevance, this initiative strengthens Cadbury Dairy Milk as a key advantaged, consumer preferred brand. At the same time it creates a sustainable supply of high quality cocoa and increases our commitment to Ghana.
In addition, we announced, started or completed a number of SG&A and supply chain projects that will improve underlying operating margins. Projects include:
•	Completing the regional management de-layering, announced in the fourth quarter of 2008, in the first quarter of 2009
•	Delivering early benefits from the major management reorganisation announced in Europe in the second half of 2009, with further benefits expected in 2010
•	Closure of our Barcelona gum factory in Spain. This was completed in early July
•	Consolidation of our Turkish manufacturing operations. The phased relocation of production from the former Intergum factory in Istanbul to our larger facility in Gebze is nearing completion
•	Launching a new project to improve efficiency and effectiveness of our chocolate manufacturing activities in Ireland
The majority of the restructuring projects in our Vision into Action business plan are now underway, and we remain confident that we will deliver savings in line with our original expectations.
Vision into Action 2010 — 2013
In December 2009, we set out the next phase of our Vision into Action plan, covering the years from 2010 to 2013, setting new upgraded targets for high levels of performance and outlining the key actions and investments needed to ensure we deliver on our commitments. Highlights of the plan included:
•	Organic revenue growth target of 5 to 7% per annum
•	Trading margin target of 16-18% by 2013
•	Operating cash conversion of 80-90% from 2010
•	Improve Return on Invested Capital by over 300 basis points by 2013
•	Deliver double digit growth in dividends from 2010 onwards
2010 Outlook
Our performance in 2009 has been excellent, despite weak economic conditions. We delivered strong revenue growth and a significant improvement to our trading margin. Our strong second half performance provides great growth momentum as we go in to 2010 and our confectionery-focused Vision into Action plan continues to yield margin improvements beyond expectations.
Looking forward to 2010, we are targeting revenue growth within our 5-7% goal range, led by new product innovations across our categories and supported by incremental investment in marketing. We expect benefits from our restructuring and reconfiguration actions in 2010 to drive continued progress to achieve our targets of good mid-teens margin by 2011 and 16-18% margin by 2013.

Performance by Business Unit
Except where stated, all movements are on a base business basis
Britain & Ireland

				Acq/
£m	2008	Base Business		Disposals		Exchange	2009

Revenue	1,269		88	(9)		18	1,366
- year-on-year change			+7%			+1%	+8%
Underlying Profit from Operations	139		35	1		3	178
- year-on-year change			+25%			+2%	+28%
Underlying Operating Margin	11.0%	+190	bps	+10	bps	—	13.0%
In Britain & Ireland revenues were up 7% driven by excellent seasonal sales and successful innovation. Major product innovations in the year included Wispa Gold, Giant Buttons and Bitesize Clusters, Peanuts and Raisins. Fourth quarter revenue growth was more modest, largely reflecting the timing of new product launches which were more evenly phased this year compared to the very successful Wispa launch in the fourth quarter of 2008. Overall, Cadbury’s full year market share in the UK finished up 100bps. In Ireland, where market conditions were very difficult, Cadbury made strong share gains (+210bps) to end the year with market share at a record high.
Strong revenue growth and improved sales mix were key drivers of margin growth. In addition, tight cost control and actions to reconfigure the supply chain helped deliver a strong overall improvement of 190 bps in underlying operating margin.
Middle East and Africa

				Acq/
£m	2008	Base Business		Disposals	Exchange		2009

Revenue	376		41	—		37	454
- year-on-year change			+11%			+10%	+21%
Underlying Profit from Operations	34		14	—		7	55
- year-on-year change			+41%			+21%	+62%
Underlying Operating Margin	9.0%	+250	bps	—	+60	bps	12.1%
In the Middle East and Africa, revenue grew by 11%, marking nine years of double digit revenue growth on a CAGR basis. All categories and regions contributed to the good performance, including sustained strong growth in South Africa and Egypt, further revenue and profit improvement in Nigeria and benefits from route to market and innovation initiatives in the Middle East and North Africa.
Margin progress was again strong, with an improvement of 250 bps driven by business transformation, portfolio rationalisation and supply chain efficiency initiatives.

Europe

				Acq/
£m	2008	Base Business		Disposals	Exchange	2009

Revenue	1,097		(19)	—	39	1,117
- year-on-year change			-2%		+4%	+2%
Underlying Profit from Operations	115		3	—	5	123
- year-on-year change			+3%		+4%	+7%
Underlying Operating Margin	10.5%	+50	bps	—	—	11.0%
In Europe, a significantly improved second half performance (+1%) helped partially offset the impact of weak market conditions, particularly in the first six months of the year (-5%). A consistently strong market share performance in many key markets enabled the business to deliver a satisfactory revenue outturn for the year, albeit 2% lower overall. Recovery through the year in Poland, Romania, Russia and Turkey helped deliver emerging market growth of 7% in the second half, a significant improvement from the steady performance in the first half, compared to the same periods in 2008.
Despite difficult economic conditions, the European business successfully grew margin by 50 bps, reflecting the stronger second half performance and good cost management throughout the year, including a more targeted approach to marketing in a weak consumer environment.
Asia

		Base		Acq/
£m	2008	Business		Disposals	Exchange	2009

Revenue	338		53	—	34	425
- year-on-year change			+16%		+10%	+26%
Underlying Profit from Operations	37		11	—	4	52
- year-on-year change			+30%		+11%	+41%
Underlying Operating Margin	10.9%	+130	bps	—	—	12.2%
In Asia, revenue grew 16%, driven by particularly strong growth in India (+22%) and China, which offset lower levels of growth elsewhere in the region. The continued development of affordable products, such as Cadbury Shots and Perk, as well as innovation to change the consumers’ attitudes towards chocolate, is generating increased per capita consumption in India. Elsewhere, weaker economic conditions have held back growth, although growth in China was strong as the business rebuilt its route to market and profitability around two core brands, Halls and Cadbury Eclairs.
Overall, Asia delivered strong margin progression of 130 bps, reflecting the benefits of good operational leverage and the elimination of the regional management structure.
Pacific

		Base		Acq/
£m	2008	Business		Disposals	Exchange	2009

Revenue	664		17	—	98	779
- year-on-year change			+3%		+15%	+17%
Underlying Profit from Operations	106		12	—	19	137
- year-on-year change			+11%		+18%	+29%
Underlying Operating Margin	16.0%	140	bps	—	+20bps	17.6%
In Pacific, revenue grew 3% in 2009, with good performances from Australia and Japan partly offset by weaker trading in New Zealand. Strong growth in chocolate in Australia, excellent growth of The Natural Confectionery Co. brand in Australia and New Zealand, and a strong candy performance in Japan led by the Xylicrystal brand acquired in 2007 were significant contributors to growth.
Margin improved strongly, up 140 bps, reflecting benefits of increased price realisation, favourable product mix and early supply chain efficiencies from the creation of centres of excellence in chocolate manufacturing in Australia and New Zealand.
North America

		Base		Acq/
£m	2008	Business		Disposals	Exchange	2009

Revenue	1,201		25	—	138	1,364
- year-on-year change			+2%		+11%	+14%
Underlying Profit from Operations	231		27	—	29	287
- year-on-year change			+12%		+13%	+24%
Underlying Operating Margin	19.2%	+180	bps	—	—	21.0%
In North America, revenue was up 2% for the year, reflecting a progressively strong second half, including 12% growth in the fourth quarter. The improving momentum was driven by a good start to the cold and flu season in the US and Canada, the successful launch of new products such as Trident Layers and Halls Refresh, and continued double-digit growth in Swedish Fish and Sour Patch Kids. The successful launch of Trident Layers in the autumn helped the business outperform an otherwise unexciting gum category. By mid-December, Trident Layers had achieved a 4-week market share of 4.3%, and our US gum market share had reached 34.2% on a Moving Annual Total basis from its low of 33.9% in July 2009.
Despite persistently weak economic conditions in Mexico, the business ended the year with positive growth. Driven by investments in innovation and strong route to market capabilities, Cadbury’s market share in gum reached 83.2% during the year.
Underlying operating margin improved by 180 bps, driven by SG&A initiatives such as the elimination of the Americas regional management structure, and distribution cost management.
South America

				Acq/
£m	2008	Base Business		Disposals	Exchange		2009

Revenue	430		56	—		(24)	462
- year-on-year change			+13%			-6%	+7%
Underlying Profit from Operations	84		14	—		(13)	85
- year-on-year change			+17%			-15%	+1.2%
Underlying Operating Margin	19.5%	+60	bps	—	-170	bps	18.4%
In South America, growth remained strong with revenue up 13% driven by Brazil, Argentina and Venezuela. This marks another year of strong performance led by new product innovations for Trident, Chiclets and Halls, further expansion in distribution and marketing investment behind the core brands. The strength of the business is reflected in market share gains across the region, mainly in Brazil, with Trident shares up 350 bps and Halls up 380 bps.
As a result of growth from high-margin segments (Gum up +19%) and increased SG&A efficiencies, underlying operating margin improved by 60bps, although currency fluctuation, particularly in Venezuela, restricted the actual currency margin to 18.4%.
Ends

About Cadbury
Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.
Forward Looking Statements
Except for historical information and discussions contained herein, certain statements in this document are “forward looking statements”. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. Cadbury does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.
In evaluating forward looking statements, you should consider general economic conditions in the markets in which we operate, as well as the risk factors outlined in our most recent Form 20-F filed with the US Securities and Exchange Commission (“SEC”) and posted on Cadbury’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports and other filings filed with or furnished to the SEC, copies of which are available from Cadbury plc, Cadbury House, Sanderson Road, Uxbridge UB8 1DH, UK and from the SEC’s website at www.sec.gov.
Sources and Bases
For sources of information and bases of calculation please refer to the updated Response Document published on 14 January 2010.
Additional Information
Each of Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Limited is acting exclusively for Cadbury and for no-one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Cadbury for providing the protections afforded to their respective clients or for providing advice in relation to such matters.
In response to the Offer, Cadbury has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Holders of Cadbury Ordinary Shares and Cadbury American Depository Shares are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Cadbury are available free of charge on the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Cadbury may be obtained free of charge by contacting Cadbury’s media or investor relations departments at Cadbury House, Sanderson Road, Uxbridge UB8 1DH, United Kingdom or on Cadbury’s website at www.cadbury.com.
Publication on Cadbury Website
A copy of this announcement will be made available for inspection on Cadbury’s website (www.cadbury.com) free of charge.